EXHIBIT 99.1

To announce the differences between the Q3 2015 financial statements under Taiwan-IFRSs and under IFRSs

Date of events: 2015/11/11

Contents:

1.	Date of occurrence of the event: 2015/11/11

2.	Cause of occurrence: To announce the differences between the third quarter of 2015 financial statements under International Financial Reporting Standards as adopted by ROC (“Taiwan-IFRSs’) and International Financial Reporting Standards as issued by the IASB (“IFRSs”).

3.	Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese): (1)Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the “Company”) reported consolidated net income of NT$11,967,689 thousand and NT$33,898,094 thousand, consolidated net income attributable to shareholders of the parent of NT$11,801,308 thousand and NT$33,353,542nthousand, and basic earnings per share of NT$1.52 and NT$4.30 for the third quarter of 2015 and the first three quarters of 2015, respectively. The Company also reported total assets of NT$433,796,997 thousand, total liabilities of NT$69,444,180 thousand, and total equity of NT$364,352,817 thousand as of September 30, 2015. (2)Under IFRSs, the Company reported consolidated net income of NT$10,740 million and NT$34,084 million, consolidated net income attributable to shareholders of the parent of NT$10,597 million and NT$33,552 million, and basic earnings per share of NT$1.37 and NT$4.33 for the third quarter of 2015 and the first three quarters of 2015, respectively. The Company also reported total assets of NT$433,562 million, total liabilities of NT$72,882 million, and total equity of NT$360,680 million as of September 30, 2015. (3)The differences in consolidated net income between under Taiwan-IFRSs and IFRSs followed by the Company mainly come from the timing of the recognition of 10% income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from ROC GAAP as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of that day. Under IFRSs, revenue from connection fees and prepaid cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to unappropriated earnings did not affect total equity.

4.	Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity are in accordance with Taiwan-IFRSs.